Filed Pursuant to Rule 433
Dated September 26, 2008
Registration Statement No. 333-132095
Supplementing Preliminary Prospectus Supplement Dated September 25, 2008 and
Prospectus dated February 28, 2006

3,000,000 Shares of Common Stock

Issuer:	National Retail Properties, Inc.

Exchange/Symbol:	NYSE/NNN

Price to Public:	$23.05 per share

Total Shares Offered:	3,000,000

Option to Purchase Additional Shares:	450,000

Closing Date:	October 1, 2008

CUSIP:	637417106

Joint Book-Running Managers:	Citigroup Global Markets Inc. Banc of America Securities LLC

Joint Lead Managers:	Raymond James & Associates, Inc. Stifel, Nicolaus & Company, Incorporated. BB&T Capital Markets, a division of Scott & Stringfellow, Inc. Janney Montgomery Scott LLC Morgan Keegan & Company Inc.

Co-Managers:	Comerica Securities, Inc. PNC Capital Markets LLC

Shares of Common Stock Outstanding After the Offering:	77,859,356 (excluding 450,000 shares if the underwriters’ over-allotment option is exercised in full)

Proceeds:	Approximately $69,150,000 (before deducting the underwriting discount and other estimated expenses)

Use of Proceeds:	We intend to use the net proceeds from this offering to repay all of the outstanding borrowings under our $400 million credit facility, to fund future property acquisitions and for general corporate purposes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and/or to Banc of America Securities LLC, toll-free at 1-800-294-1322.

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